                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (AMENDMENT NO. ___)1


                            CORPAS INVESTMENTS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  21986N-10-3
     ---------------------------------------------------------------------
                                 (CUSIP Number)

E. Thom Rumberger, Jr., Esq. Greenberg Traurig, P.A. 111 North Orange Avenue, 20th Floor Orlando, Florida 32801 (407) 420-1000
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 24, 1999
     ---------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

              Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)


                              (PAGE 1 OF 4 PAGES)


--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                 -----------------------------
CUSIP NO. 21986N-10-3                                    Page 2 of 4 Pages
          -----------
--------------------------------                 -----------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              INTERACTIVE MEDICAL COMMUNICATIONS, INC.

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (A) [ ]
                                                                      (B) [ ]

-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                          [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE CORPORATION
-------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                               2,400,000
      NUMBER OF
        SHARES
                    -----------------------------------------------------------
     BENEFICIALLY       8   SHARED VOTING POWER
       OWNED BY
         EACH                  0
      REPORTING     -----------------------------------------------------------
        PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                               2,400,000
                    -----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                               0
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,400,000
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [ ]


-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.0%
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

              CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                 -----------------------------
CUSIP NO. 21986N-10-3                                   PAGE 3 OF 4 PAGES
--------------------------------                 -----------------------------

ITEM 1.           SECURITY AND ISSUER.

                  The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Corpas Investments, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive offices is 2536 Countryside Boulevard, 2nd Floor, Clearwater, Florida 33763.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The name, place of organization and business address of the reporting person is Interactive Medical Communications, Inc., a Delaware corporation ("IMC"), 7600 Southland Boulevard, Suite 100-320, Orlando, Florida 32809.

                  IMC's principal business is the development and ownership of an organized plan for the fast, convenient and affordable delivery of continuing education information and credits via an Internet site.

                  Information relating to the officers, directors and stockholders of IMC is as follows. Owen D. Fraser, M.D. ("Fraser") and Lawrence
R. Kuhnert ("Kuhnert") are the sole directors of IMC. Fraser, as Chairman of the Board, and Kuhnert, as President, are the sole officers of IMC. Fraser is the controlling stockholder of IMC, owning approximately 98% of the shares of outstanding capital stock of IMC, and several other stockholders (not including Kuhnert) own, in the aggregate, the remaining approximate 2% .

                  Neither IMC, Fraser nor Kuhnert has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  All 2,400,000 shares of Common Stock beneficially owned by IMC were received upon the merger of Interactive ConEd.com, Inc., a Delaware corporation ("ICE"), with and into the Company (the "Merger"). Pursuant to the Merger, IMC, as a stockholder of ICE, received one share of Common Stock in exchange for each of its shares of common stock of ICE. The Merger was effective on November 24, 1999.

ITEM 4.           PURPOSE OF TRANSACTION.

                  In respect of the Merger, the Company issued 5,600,000 shares of Common Stock in exchange for all the issued and outstanding common stock of ICE. The Merger was effective on November 24, 1999 upon the filing of the Articles of Merger with the Secretary of State of the State of Florida and the Certificate of Merger with the Secretary of State of the State of Delaware. Of the 5,600,000 shares of Common Stock issued in respect of the Merger, IMC received 2,400,000 shares.

                  The shares of Common Stock acquired by IMC were acquired and are being held as an investment. IMC intends to review on a continuing basis its investment in the Company and may, depending on his evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, its investment in the Company. Except as set forth above, IMC does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.